Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Independent Registered Public Accounting Firm” in the Statement of Additional Information, dated May 1, 2026, and included in this Post-Effective Amendment No. 26 to the Registration Statement (Form N-4, File No. 333-84159) of SBL Variable Annuity Account XI (the “Registration Statement”).

We also consent to the use of our reports (1) dated April 24, 2026, with respect to the consolidated financial statements and supplemental schedules of Security Benefit Life Insurance Company and Subsidiaries and (2) dated April 24, 2026, with respect to the financial statements of each of the subaccounts within SBL Variable Annuity Account XI, for the year ended December 31, 2025 included in this Registration Statement, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Kansas City, Missouri

April 24, 2026